EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	April 4, 2010	April 5, 2009
Earnings:

Income before income taxes	$229,585	$129,038

Add (deduct):

Interest on indebtedness	23,964	24,173
Portion of rents representative of the interest factor (a)	1,742	2,308
Amortization of debt expense	253	256
Amortization of capitalized interest	298	374
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(3,335)	(2,876)

Earnings as adjusted	$252,507	$153,273

Fixed Charges:

Interest on indebtedness	$23,964	$24,173
Portion of rents representative of the interest factor (a)	1,742	2,308
Amortization of debt expense	253	256
Capitalized interest	512	597

Total fixed charges	$26,471	$27,334

Ratio of earnings to fixed charges	9.54	5.61

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.